

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2010

Leila L. Vespoli, Esq.
Executive Vice President and General Counsel
FirstEnergy Corp.
76 South Main Street
Akron, Ohio 44308

> **Re:** **FirstEnergy Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed June 25, 2010**
> **File No. 333-165640**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2010**
> **File No. 333-21011**

Dear Ms. Vespoli:

We have reviewed your amendment and response letter, and we have the following comments. You should comply with the comments in all future filings, as applicable; however, please note that the comments relating to your registration statement do require you to file an amendment of the registration statement at this time. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 2 to Registration Statement on Form S-4

General

1. Please generally ensure that you have updated your prospectus to ensure that it reflects current information. For example, please update your beneficial ownership tables located on pages 173 and 175 to ensure that they reflect information as of a current date.

The Merger, page 52

Recommendation of the FirstEnergy Board of Directors and Its Reasons for the Merger, page 62

2. We note your response to comment two in our letter dated June 21, 2010. However, we continue to believe that it is appropriate for you to disclose whether each company's board reviewed, for accuracy and completeness, the financial projections provided by them and whether such board found reliance upon those materials to be reasonable.

Please note that we would not object to the inclusion of a statement, such as the statement contained in your response letter, that the board was not required to review, for accuracy and completeness, these projections or to determine that reliance on these projections was reasonable.

Material U.S. Federal Income Tax Consequences of the Merger, page 114

3. Please revise your disclosure to indicate that it constitutes the opinion of counsel. In addition, please revise the statement on page 116 that you are "[a]ssuming that the merger will qualify as a 'reorganization,'" given that counsel has opined, without qualification, that it will so qualify.

Litigation Relating to the Merger, page 118

4. We note that you have agreed to a disclosure-based settlement of the lawsuits brought in connection with the merger. Please confirm that your disclosure has been revised pursuant to the terms of the settlement.

Item 21. Exhibits and Financial Statement Schedules, page II-2

5. Please file all of the exhibits required by Item 601 of Regulation S-K.

Exhibit 5.1

6. Please revise the first paragraph of the legal opinion to provide the number and/or aggregate dollar amount of the securities being registered. In addition, please either remove the second sentence in the third to last paragraph of the opinion or refile an opinion on the effective date of the registration statement that is dated as of the effective date of the registration statement.

Definitive Proxy Statement on Schedule 14A

Grants of Plan-Based Awards in 2009, page 53

7. We note your response to comment 11 in our letter dated June 21, 2010. Please confirm to us that you will revise your disclosure in future filings to clarify that the table reflects the portion of the STIP award that Mr. Marsh was eligible to earn through the date of his termination.

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions regarding these comments.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Rick L. Burdick, Akin Gump
        Via Facsimile